SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
               13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

                           PURSUANT TO RULE 13d-2(b)

                                (Amendment No.)

                          GrafTech International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   384313 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 19, 2011
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [_]   Rule 13d-1(b)

            [X]   Rule 13d-1(c)

            [_]   Rule 13d-1(d)

----------

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384313 102
          ----------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Samlyn Capital, LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]
                                                                         (b) [X]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      7,527,911

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      7,527,911

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,527,911

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.2%

12.   TYPE OF REPORTING PERSON

      IA, OO

--------------------------------------------------------------------------------

CUSIP No. 384313 102
          ----------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Pohly

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      7,527,911

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      7,527,911

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,527,911

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.2%

12.   TYPE OF REPORTING PERSON*

      IN

CUSIP No. 384313 102
          ----------

Item 1(a). Name of Issuer:

           GrafTech International Ltd.
           ---------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

           12900 Snow Road
           Parma, OH 44130
           ---------------------------------------------------------------------

Item 2(a). Name of Persons Filing:

           Samlyn Capital, LLC
           Robert Pohly
           ---------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or if None, Residence of
           Persons Filing:

           Samlyn Capital, LLC
           500 Park Avenue, 2nd Floor
           New York, NY 10022
           United States of America

           Robert Pohly
           c/o Samlyn Capital, LLC
           500 Park Avenue, 2nd Floor
           New York, NY 10022
           United States of America
           ---------------------------------------------------------------------

Item 2(c). Citizenship:

           Samlyn Capital, LLC: Delaware
           Robert Pohly: United States of America
           ---------------------------------------------------------------------

Item 2(d). Title of Class of Securities:

           Common Stock, $0.01 par value per share
           ---------------------------------------------------------------------

Item 2(e). CUSIP Number:

           384313 102
           ---------------------------------------------------------------------

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

      (a)   [_]   Broker or dealer registered under Section 15 of the Exchange
                  Act.

      (b)   [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   [_]   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

      (d)   [_]   Investment company registered under Section 8 of the
                  Investment Company Act.

      (e)   [_]   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

      (f)   [_]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

      (g)   [_]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

      (h)   [_]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

      (i)   [_]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

      (j)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            Samlyn Capital, LLC:   7,527,911
            Robert Pohly:   7,527,911
            --------------------------------------------------------------------

      (b)   Percent of class:

            Samlyn Capital, LLC:  5.2%
            Robert Pohly:  5.2%
            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                                Samlyn Capital, LLC: 0
                                Robert Pohly: 0

            (ii)  Shared power to vote or to direct the vote
                                Samlyn Capital, LLC: 7,527,911
                                Robert Pohly: 7,527,911

            (iii) Sole power to dispose or to direct the disposition of

                                Samlyn Capital, LLC: 0
                                Robert Pohly: 0

            (iv)  Shared power to dispose or to direct the disposition of

                                Samlyn Capital, LLC: 7,527,911
                                Robert Pohly: 7,527,911

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                                      N/A
         ----------------------------------------------------------------------

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                      N/A
         ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                                      N/A
         ----------------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                                      N/A
         ----------------------------------------------------------------------

Item 9. Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

                                      N/A
         ----------------------------------------------------------------------

Item 10. Certifications.

      By signing below each of the Reporting Persons certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 28, 2011
                                        --------------
                                             (Date)

                                       Samlyn Capital, LLC


                                       By: /s/ Robert Pohly
                                           --------------------
                                       Name: Robert Pohly
                                       Title: Managing Member


                                       /s/ Robert Pohly
                                       ------------------------
                                       Robert Pohly

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       EXHIBIT A

                                   AGREEMENT


      The undersigned agree that this Schedule 13G dated April 28, 2011 relating to the Common Stock, $0.01 par value per share, of GrafTech International Ltd., shall be filed on behalf of the undersigned.

                                       Samlyn Capital, LLC


                                       By: /s/ Robert Pohly
                                           --------------------
                                       Name: Robert Pohly
                                       Title: Managing Member


                                       /s/ Robert Pohly
                                       ------------------------
                                       Robert Pohly

SK 25708 0004 1192063